UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Celebrate Express, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
15100A 10 4
 (CUSIP Number)
December 31, 2005
 (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	?	Rule 13d-1(b)

	?	Rule 13d-1(c)

	?	Rule 13d-1(d)









*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 15100A 10 4
1
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
MICHAEL K. JEWELL
2
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ? Joint filing pursuant to 13d-1(k)(1)
3
SEC Use Only
4
Citizenship or Place of Organization:  USA

5
Sole Voting Power:  334,848


6
Shared Voting Power:  851,158


7
Sole Dispositive Power:  334,848


8
Shared Dispositive Power:  851,158

9
Aggregate Amount Beneficially Owned by Each Reporting Person:
1,401,238
10
Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ?





11
Percent of Class Represented by Amount in Row (9):  18.2%

12
Type of Reporting Person (See Instructions):  IN



CUSIP No. 15100A 10 4
1
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
JAN A. JEWELL
2
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ? Joint filing pursuant to 13d-1(k)(1)
3
SEC Use Only
4
Citizenship or Place of Organization:  USA

5
Sole Voting Power:  334,849


6
Shared Voting Power:  851,158


7
Sole Dispositive Power:  334,849


8
Shared Dispositive Power:  851,158

9
Aggregate Amount Beneficially Owned by Each Reporting Person:
1,401,239
10
Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ?





11
Percent of Class Represented by Amount in Row (9):  18.2%

12
Type of Reporting Person (See Instructions):  IN



Item	1
	(a)		Name of Issuer:
	Celebrate Express, Inc.
	(b)	Address of Issuer's Principal Executive
Offices:
	11220 120th Avenue NE, Kirkland,
Washington
Item	2
	(a)		Name of Person Filing:

	(i)	Michael K. Jewell
	(ii)	Jan A. Jewell
Attached as Exhibit 1 is a copy of an
agreement between the persons filing that this
Schedule 13G is being filed on behalf of each of them.

	(b)	Address of Principal Business Office or, if
none, Residence:
	Michael K. Jewell
	P.O. Box 171, Medina, WA 98039

	Jan A. Jewell
	P.O. Box 171, Medina, WA 98039

	(c)		Citizenship:
	Michael K. Jewell and Jan A. Jewell are both
US citizens.
	(d)		Title of Class of Securities:
	Common Stock
	(e)		CUSIP Number:
	15100A 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Not applicable.
Item 4.  Ownership.

Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
	By virtue of their spousal relationship, each of Michael
K. Jewell and Jan A. Jewell may be deemed to beneficially own and share the power to direct the disposition and vote an aggregate of 1,401,238 shares of Common Stock.
Michael K. Jewell is the beneficial owner of 1,401,238
shares of Common Stock, which includes 119,616 shares held in the name of a grantor retained annuity trust of which Mr. Jewell is trustee, and excludes
119,617 shares held in the name of a grantor retained annuity trust of which Jan Jewell, Mr. Jewell's spouse, is trustee.
	Jan A. Jewell is the beneficial owner of 1,401,239
shares of Common Stock, which includes 119,617 shares held in the name of a grantor retained annuity trust of which Ms. Jewell is trustee, and excludes
119,616 shares held in the name of a grantor retained annuity trust of which Michael Jewell, Ms. Jewell's spouse, is trustee.

(b)	Percent of class:
	18.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
334,848 as to Michael K. Jewell and 334,849 as to Jan A.
Jewell

(ii)	Shared power to vote or to direct the vote:
1,401,238

(iii)	Sole power to dispose or to direct the
disposition of:  334,848 as to Michael K.
Jewell and 334,849 as to Jan A. Jewell

(iv)	Shared power to dispose or to direct the
disposition of:  1,401,238

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

Not applicable.
Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on
By the Parent Holding Company.

Not applicable.
Item 8.  Identification and Classification of Members of the
Group.

Not applicable.
Item 9.  Notice of Dissolution of Group.

Not applicable.
Item 10.  Certification.

Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned also agree to file this statement jointly pursuant to the agreement set forth on
Exhibit 1 hereto.
February 10, 2006
Date

Michael K. Jewell
Michael K. Jewell

Jan A. Jewell
Jan A. Jewell






EXHIBIT 1

Agreement of Joint Filing
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (and any subsequent amendments hereto) needs to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Celebrate Express, Inc.
     EXECUTED this 10th day of February, 2006.
By:					 /s/ Michael K. Jewell
Michael K. Jewell
By:	    				        /s/ Jan A. Jewell
Jan A. Jewell

  Excludes 119,617 shares held in the name of a grantor retained annuity trust of which Jan Jewell, Mr. Jewell's spouse, is trustee. Includes 119,616 shares held in the name of a grantor retained annuity trust of which Mr. Jewell is trustee.
  Based on 7,706,473 shares of Common Stock of the Issuer outstanding as of December 31, 2005 as disclosed on the Issuer's 10-Q for the quarterly period ended November 30, 2005.
  Excludes 119,616 shares held in the name of a grantor retained annuity trust of which Michael Jewell, Ms. Jewell's spouse, is trustee. Includes 119,617 shares held in the name of a grantor retained annuity trust of which Ms. Jewell is trustee.
  Based on 7,706,473 shares of Common Stock of the Issuer outstanding as of December 31, 2005 as disclosed on the Issuer's 10-Q for the quarterly period ended November 30, 2005.